Exhibit 10.1
January 11, 2023

Nanci Gilmore
Via email: [***]

Dear Nanci:

SANUWAVE, Inc. (the “Company”) is pleased to extend to you this conditional offer of employment as Vice President Commercial Strategy, Wound Care reporting directly to the Chief Executive Officer. We anticipate your start date will be on February 1, 2023, or such earlier date as you are released from your current employment obligations. You will work primarily from your home office, but will be expected to travel up to 50% of your working time.

Compensation. You will be paid an annual base salary of $225,000.00, less withholdings, and payable in 24 semi-monthly installments of $9,375.00 accordance with the Company’s normal payroll practices and procedures. This position is full-time, exempt and is not eligible for overtime.

Bonus. You will be eligible to earn an annual bonus of up to fifty percent (50%) of your annual salary in accordance with the Company’s bonus plans and practices, payable in accordance with the Company’s bonus program for 2023 and conditioned upon your employment through the bonus payment date. Currently, 50% of the annual bonus will be based on the achievement of Company goals established by the Board of Directors and the remaining 50% will be based on the achievement of certain personal performance goals established by the Company.

Equity Grant. I will recommend you receive an unvested equity grant equal to 3.5 million shares of the primary outstanding shares of the Company. The equity grant will be awarded in accordance with the terms and conditions of the applicable grant agreement and is subject to the approval by the Company’s Compensation Committee of the Board of the Directors. The equity award is expected to be issued before the end of February 2023. The shares will vest according to the following schedule: (1) one-third of the shares will vest immediately upon grant, (2) one- third of the shares will vest on January 1, 2024, and (3) the final one-third will vest on January 1, 2025. Should your employment terminate prior to vesting, any unvested equity awards will be forfeited. The equity award value you will ultimately receive upon vesting is not guaranteed and is dependent upon the actual share price on the vesting or exercise date, as appropriate. The structure, form and timing of all awards shall be at the Company’s sole discretion.

Benefits. You will be eligible for benefits sponsored by the Company from time-to-time, subject to the eligibility and other provisions of the applicable benefit plans or programs. During your employment, the Company will pay the full health insurance premium for your individual coverage. You will be eligible to accrue and use vacation time in accordance with the Company’s policies. Your initial annual accrual rate will be 4 weeks of vacation (pro-rated based on your start date).

You will be eligible for a Company car allowance consistent with the Company’s policies and practices in place from time-to-time.

Severance Eligibility. Upon any termination of employment with the Company, you will be entitled to receive payment for any compensation earned through your last day of employment with the Company. If your employment is involuntarily terminated by the Company without cause (as determined by the Company in its reasonable discretion), subject to your execution, delivery, and non-revocation of a release of claims in a form to be provided by the Company (the “Release”) and your compliance with all restrictive covenants set forth in the Agreements (as defined below) and any other similar covenants, then you will receive severance benefits as follows: a cash severance in an amount equal to five (5) months of your base salary at the rate in effect on your termination date. The severance will be payable to you in equal installments on Company’s regular payroll schedule for the 5-month period following the expiration of any rescission periods applicable to the Release after your termination date, and provided that such termination is a “separation from service” for purposes of Internal Revenue Code section 409A and applicable administrative regulations and guidance.
Offer Contingencies. This employment offer is contingent upon the following:

•Signing the Company's Non-Compete and Confidentiality Agreement, Insider Trading and Code of Business Conduct/Ethics Acknowledgements (the “Agreements”)
•Successful completion of, and satisfactory results from, a background investigation, consistent with applicable law
•Confirmation that you are not subject to any legal restrictions on your employment activities (see below)
•Accepting this offer in writing no later than 48 hours after delivery

This offer will be withdrawn (whether or not you have already signed it) if any of the above conditions are not satisfied.

Guidelines for Employment. If you accept this offer and become an employee of the Company, you will be subject to our employment policies. In addition, the Company reserves the right to modify the compensation or benefits arrangements described in this letter or otherwise maintained by the Company, and also reserves the right to modify your position or duties to meet business needs and to use its discretion in deciding on appropriate discipline.

The Company is an at-will employer. At-will means that an employee may resign at any time with or without advance notice to the Company and with or without cause. Likewise, the Company may terminate an employee at any time with or without advance notice and with or without cause.

Restrictions on Employment. By signing below, you confirm that you do not have any type of written or oral non-solicitation or non-competition agreement or any other agreement, which would prevent you from accepting or performing services for the Company. You agree that you will not use or disclose confidential information obtained from previous employers during your employment with the Company, unless the information is publicly known or your previous employers have represented to you that you are entitled to use or disclose the information.

Acceptance. This offer will remain open for 48 hours after it is provided to you. To indicate your acceptance of the Company's offer on the terms and conditions set forth in this letter, please sign and date this letter in the space provided below and return it to me no later than that date. Upon receipt of your signed acceptance of this offer letter, the Company will contact you to begin your onboarding processes.

In addition, on your first day of employment, please be sure to bring your documentation or an acceptable receipt for a document establishing your identity and eligibility for employment in the
U.S. as required by the Immigration Reform and Control Act of 1986. If you are unable to provide such verification within three business days of the date your employment begins, your employment may be terminated.

This letter and the Agreements constitute the entire agreement and understanding related to your offer of employment and supersedes any and all other agreements, either oral or in writing, between the Company and you related to your offer of employment.

We look forward to your contributions and engagement as a valued member of our team. If you have any questions, please feel free to contact me.

Sincerely,

/s/ Kevin Richardson II

Kevin Richardson II CEO & Chairman Sanuwave Health

By signing below, I acknowledge that I have been furnished with a copy of this conditional offer of employment and that I understand and agree to the terms set forth above. I understand that I will be an at-will employee and that nothing in this document is intended to create a contract of employment or alter the at-will nature of my employment.

Acknowledgement and Acceptance of Terms:

/s/ Nanci Gilmore	1/11/23
Nanci Gilmore	Date